As filed with the Securities and Exchange Commission on April 21, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

FIBERNET TELECOM GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	52-2255974
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

570 Lexington Avenue

New York, New York 10022

(212) 405-6200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael S. Hubner

Vice President-General Counsel

570 Lexington Avenue

New York, New York 10022

(212) 405-6200

(Address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Todd E. Mason, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, NY 10017

(212) 935-3000

Approximate date of commencement of proposed sale to public:    from time to time, following the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock	1,745,001	$2.68	$4,676,603	$500.40

NOTES TO FEE TABLE:

(1)	Includes 1,050,000 shares of outstanding common stock, par value $0.001 per share, and 695,001 shares of common stock issuable on exercise of outstanding warrants.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, and based on the average of the high and low sales prices of the registrant’s common stock reported on the Nasdaq Capital Market on April 11, 2006.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 21, 2006.

PROSPECTUS

[LOGO OMITTED]

FIBERNET TELECOM GROUP, INC.

570 Lexington Avenue

New York, New York 10022

(212) 405-6200

1,745,001 Shares of Common Stock

Selling stockholders identified in this prospectus may sell up to 1,745,001 shares of common stock of FiberNet Telecom Group, Inc., which includes 695,001 shares of common stock issuable by us to certain of the selling stockholders upon exercise of outstanding warrants held by such selling stockholders. This Prospectus covers the sale of such shares from time to time by the selling stockholders. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is listed on the Nasdaq Capital Market under the symbol FTGX. On April 13, 2006, the closing sales price of the common stock was $2.82.

Investing in our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is             , 2006

PROSPECTUS SUMMARY

This is a summary of our business and this offering. For a more complete understanding of our business and this offering, you should read the entire prospectus and the documents incorporated by reference.

FIBERNET’S BUSINESS

We provide complex interconnection services enabling the exchange of voice and data traffic between multiple, global networks. We own and operate integrated colocation facilities and diverse transport routes in the two gateway markets of New York/New Jersey and Los Angeles. Our network infrastructure and facilities are designed to provide comprehensive broadband interconnectivity for the world’s largest network operators, including leading domestic and international telecommunications carriers and service providers. We operate with the highest levels of reliability and resiliency to deliver core network backbone services for mission critical requirements.

In our network-neutral colocation facilities, we provide racks, cabinets and customized caged spaces for our customers to deploy networking equipment and establish network points of presence. The facilities are located in the key carrier hotels of our gateway markets. A carrier hotel is an industrial or commercial building in which a network operator houses its networking equipment. We also provide redundant power systems, environmental controls and security for customers’ colocation needs at these network aggregation points.

Within and between our facilities, we provide transport services that enable our customers to directly interconnect with each other over our networks. Our interconnection services include optical and electrical cross-connections and peering, lit connectivity, wavelengths and dark fiber services. We provide high bandwidth services ranging from 1.5 megabits per second (Mbps) to 10.0 gigabits per second (Gbps).

Our networks provide these services utilizing multiple domestic and international transmission protocols. These include TDM and SONET, the North American standards, and PDH and SDH, the international standards. Our networks also provide Ethernet, Internet Protocol (IP) and VoIP services, as well as the conversion of these services between protocols.

In addition, we provide professional services to assist in our customers’ deployment of network infrastructure and to extend the reach of our transport services beyond our gateway markets.

We have experienced significant operating losses, net losses and negative cash flows from operating activities. We expect to continue to experience such losses as we continue to operate our business. We also have a limited operating history. Consequently, prospective investors have limited operating history and financial data upon which to evaluate our performance.

The telecommunications industry has experienced a period of uncertainty and rationalization. We have been negatively impacted by the general economic environment and by the difficulties that impacted our industry. Expectations for growth in demand for broadband services did not materialize, resulting in significant excess capacity in existing communication networks. This excess supply of bandwidth and the intense competition among industry participants produced substantial pressure on the pricing of our services with significant decreases in recurring monthly charges. In addition, customer contracts and services have been cancelled, resulting in a loss of recurring revenues to us. We are unable to determine the extent to which additional contracts or services that we provide to our customers will be cancelled, and we cannot forecast our ability to replace those cancelled contracts with new contracts. As a result, our revenues, business operations and liquidity may continue to be negatively affected by the market environment.

THE OFFERING

Selling stockholders identified in this prospectus may sell up to 1,745,001 shares of our common stock, par value $0.001 per share. The selling stockholders may sell their shares according to the plan of distribution described on page 16 below. We will not receive any proceeds from the sale of these shares. We have paid certain expenses related to the registration of the common stock.

RISK FACTORS

You should consider carefully the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently deem immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected.

We are an early-stage company, and we expect to encounter risks and difficulties frequently experienced by early-stage companies in new and rapidly evolving markets.

We did not begin to engage in our current business until 1999 and did not begin to offer our services until the first quarter of 2000. Our limited operating history makes the evaluation of our future prospects very difficult. We will encounter risks and difficulties frequently experienced by early stage companies in new and rapidly evolving markets. As an early-stage organization, we are at a competitive disadvantage to larger, more established competitors. We anticipate that this competitive disadvantage may persist for the foreseeable future. If we do not successfully address these risks, our business may suffer.

We have and may continue to experience operating losses, net losses and a cash flow deficit.

We may not achieve or sustain operating income, net income or positive cash flow from operations in the future. Since our inception we have incurred operating losses and net losses both on an annual and quarterly basis. We expect to continue to incur operating losses and net losses in 2006, and we may not achieve profitability for the foreseeable future. In 2003, we had an operating loss of $16.5 million and a net loss of $27.8 million. In 2004, we had an operating loss of $16.5 million and a net loss of $18.4 million. In 2005, we had an operating loss of $11.6 million and a net loss of $13.9 million.

You should also be aware that our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include:

•	the economic and competitive conditions in the communications and networking industries;

•	any operating difficulties, increased operating costs or pricing pressures we may experience;

•	the passage of legislation or other regulatory developments that may adversely affect us;

•	changes in technologies creating alternative services to our services or making our services and networks obsolete;

•	any delays in implementing any strategic projects; and

•	our ability to operate our networks in a reliable and cost-effective manner.

The sector in which we operate is highly competitive, and we may not be able to compete effectively.

We face competition from many entities with significantly greater financial resources, well-established brand names and larger customer bases. The entities that compete with us include wireless service providers, local telephone companies, long distance companies, competitive access providers, competitive local exchange carriers and competitive colocation providers. The numerous companies that compete in our markets expose us to severe price competition for our services. We believe competition may intensify in the future. If additional competitors focus on our market, there may be intensified price competition which could have a material adverse effect on our business. Additionally, we may experience an increased number of service disconnections.

In the communications industry, continued pricing pressure from our competitors and an excess of network capacity continue to cause prices for our services to decline.

In 2005, we continued to experience decreases in the prices of our services. We anticipate that prices for broadband network services, in general, and for our services, in particular, will continue to decline over the next several years due primarily to the following:

•	price competition as various service providers continue to sell services at greatly reduced process to absorb significant excess capacity in existing networks and continue to install additional networks that compete with our networks;

•	recent technological advances that permit substantial increases in the transmission capacity and more efficient utilization of both new and existing fiber; and

•	strategic alliances, consolidations or similar transactions that increase customers’ purchasing power.

Many of our customers and vendors have experienced financial difficulties and have filed or may file for bankruptcy protection.

Recent general economic weakness severely impacted the telecommunications industry. The expected demand for broadband connectivity was not been realized in many segments of the market. As a result, there was an industry-wide slowdown in capital spending and a large number of industry-related bankruptcy filings. Many of our customers and vendors experienced financial distress, and some of them filed for bankruptcy protection.

We have contracts with communications providers that have filed for relief from creditors under the Bankruptcy Code, as well as contracts with other communications providers who may still yet file for bankruptcy protection. As a result, there is a significant doubt that some of our customers or vendors will perform their obligations under our contracts with them. In bankruptcy proceedings, the debtor, or trustee, as the case may be, has the right to, among other things, reject certain contracts.

In the past, bankruptcy courts have determined that certain of our contracts with our customers constitute executory contracts, and the contracts were rejected. As a result, we received an unsecured claim for damages against the debtors, and all rights and privileges under the contracts were terminated, including payment for services rendered. There can be no assurance that additional customers or vendors will not seek bankruptcy protection and that additional contracts will not be terminated.

We may require additional capital to fund the further development of our networks and operation of our business, and an inability to obtain such capital could harm our business.

Although we have substantially completed the build-out of our networks, we may selectively expand our networks in the future as market conditions and customer demand dictate. In addition, we may have to expand or adapt our networks to respond to the following:

•	an increasing number of customers;

•	demand for greater network capacity or colocation space;

•	the replacement of inadequate or malfunctioning network elements;

•	changes in our customers’ service requirements; and

•	technological advances.

To do so, we may need to raise additional funds through public or private equity or debt financings. If we raise funds through the issuance of equity securities, the ownership percentage of our then-current stockholders will be diluted and the holders of new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through another bank credit facility or the issuance of debt securities, the holders of such indebtedness would have rights senior to the rights of the holders of our common stock, and the terms of this indebtedness could impose restrictions on our ability to incur additional indebtedness and on our operations, which could impede the successful execution of our business plan.

If our actual results vary from the anticipated results of our operating plan, we may not be able to fund operating and investing activities with internally generated cash flows, and we may require external sources of capital. From time to time, we may consider private or public sales of additional equity or debt securities and other financings, depending upon market conditions, in order to finance the continued operations of our business or for other strategic purposes. There can be no assurance that we will be able to successfully consummate any such financing on acceptable terms, or at all. Our inability to obtain additional financing, as needed, could have a material adverse effect on our business.

We must maintain our existing agreements for space in major carrier hotels or our business will be harmed.

Our business depends upon our ability to lease space in carrier hotels to establish carrier hotel facilities where we can locate our networking equipment and interconnect with our customers. At a minimum, to provide our services in a particular metropolitan area, we must obtain space in the major carrier hotels in that area. In addition, we need adequate space at our carrier hotel facilities in order to continue offering colocation services. There may be significant competition for space in major carrier hotels. Our inability to obtain additional space, or our inability to renew existing leases, would negatively impact our operations and have a material adverse effect on our business.

We may not be able to increase the number of our significant customers and the volume of traffic on our networks and our business may suffer.

Our revenues continue to be negatively impacted by the general economic environment and by the difficulties that are affecting our industry. We have experienced significant disconnections of services by our customers and decreases in the prices of our services. As a result, we should increase the current volume of traffic on our networks in order to realize anticipated revenues and cash flows. To do so, we must obtain long-term commitments from new large-volume customers, as well as expand our relationships with current customers. This need is more critical as a wholesale carrier because our potential customers are a limited number of service providers. Therefore, it is essential for us to succeed at establishing and expanding customer relationships; otherwise our business will suffer.

If we cannot maintain the scalability, reliability and speed of our network, potential customers will not use our services.

Because of the limited deployment of our services, our ability to manage a substantial amount of traffic on our networks while maintaining superior service is unknown at this time. There is no assurance that our network will be able to maintain current levels of service as the number of our customers and amount of traffic grow. Our failure to maintain such levels of service would significantly reduce customer demand for our services and have a material adverse effect on our business.

Service interruptions on our networks could expose us to liability or cause us to lose customers.

Our operations depend on our ability to prevent or mitigate any damages from power losses, network failures, transmission cable cuts or natural disasters. The failure of any equipment or facility on our networks could result in the interruption of service until we make the necessary repairs or install replacement equipment. If service is not restored in a timely manner, agreements with our customers may obligate us to provide credits or other remedies to them, which would reduce our revenues or increase our expenses, and we may be exposed to litigation from our customers. Service disruptions could also damage our reputation with customers, causing us to lose existing customers or to have difficulty attracting new ones. Many of our customers’ communications needs are extremely time sensitive, and delays in signal delivery may cause significant losses to a customer using our networks. Our networks may also contain undetected design faults and software “bugs” that, despite our testing, may be discovered only after our networks have been completed and are in use.

The occurrence of a natural disaster or act of terrorism in close proximity to our facilities would substantially harm our business.

The substantial majority of our facilities are located within the New York metropolitan area, with the remainder located in Los Angeles. In particular, our facilities located at 60 Hudson Street and 111 Eighth Avenue in New York City are critical to our business. Given the concentration of our facilities, the loss of one of our facilities through the occurrence of a natural disaster, fire or flood, or an act of terrorism would have a material adverse effect on our business, results of operations and financial condition. We may not carry sufficient insurance to compensate us for losses caused by such an occurrence, and we may not be able to operate our business after the loss of one of our facilities.

Our failure to manage the growth of our operations could harm our business.

We have rapidly and significantly expanded our operations. We anticipate that further expansion will be required to grow our customer base if we are to be successful in implementing our business strategy. Our future performance depends in part upon our ability to manage our growth effectively. We may not be able to implement management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are unable to manage our growth effectively, our business will suffer.

Our business will be harmed if our information support systems are not further developed.

Sophisticated information processing systems, including provisioning, accounting and network management, are vital to our growth and our ability to achieve operating efficiencies. Our plans for the development and implementation of these systems rely largely upon acquiring products and services from third party vendors and integrating those products and services. We may be unable to implement these systems on a timely basis or at all, and these systems may not perform as expected. A failure of these systems could substantially impair our ability to provide services, send invoices and monitor our operations. We may also be unable to maintain and upgrade our operational support systems as necessary.

We license key software from third parties. If we are unable to obtain such software on commercially acceptable terms, our business could be adversely affected.

We rely on software licensed from third parties, including applications that are integrated with internally developed software and used in our services. Most notably, we license Preside and MetaSolv TBS. These third-party technology licenses may not continue to be available to us on commercially reasonable terms, or at all, and we may not be able to obtain licenses for other existing or future technologies that we desire to integrate into our services. Although we believe that there are alternative suppliers for the software that we rely upon, it could take a significant period of time to establish relationships with alternative suppliers and integrate their software into our services. The loss of any of our relationships with these suppliers could have a material adverse affect on our business.

We depend on our key personnel, and the loss of their services may adversely affect our business.

We are highly dependent upon the efforts of our senior management team, none of whom currently has an employment agreement with us. The death or departure of any of our key personnel could have a material adverse effect on our business.

We may become the subject of litigation by our stockholders, which could adversely affect our business.

In addition to claims that may arise in the normal course of our business and financing activities, certain of our stockholders may sue us in an attempt to recover their losses as a result of the decline in our stock price, which has been significant since 2000. The resolution of such a claim would likely be costly and time-consuming. If any or all of such claims cannot be resolved through a negotiated settlement, we could become a party to the resulting litigation. Any litigation, even if we are successful, could result in substantial costs and diversion of resources and management attention. An adverse determination in any litigation could also subject us to significant liability, under the judgment of a court or by default.

Alternative technologies pose competitive threats.

In addition to fiber-optic technology, there are other technologies that provide more capacity and speed than traditional copper wire transmission technology, such as digital subscriber lines, or DSL, and wireless technologies, and can be used instead of our networks. Furthermore, these technologies may be improved and other new technologies may be developed that provide more capacity, reliability, scalability and speed than the fiber-optic technology we deploy. The development of new technologies or the significant penetration of alternative technologies into our target markets may reduce the demand for our services and consequently could have a material adverse effect on our business.

We have outstanding debt that may limit our ability to borrow additional money, restrict the use of our cash flows and constrain our business strategy, and we may not be able to meet our debt obligations.

As of March 31, 2006, we had total outstanding debt of $14.2 million and $4.8 million of outstanding letters of credit. In addition, we had $0.8 million of availability to issue letters of credit under the credit facility, subject to compliance with the terms of the credit agreement. As a result of this debt and debt that we may incur in the future, we will need to devote a portion of our available cash towards debt service payments. In addition, our ability to borrow additional money is restricted by our current debt arrangements. Furthermore, we have agreed to terms in the credit agreement (which governs our credit facility) that expose us to certain risks and limitations, including the following:

•	principal amortization payments are required to be made quarterly beginning on June 30, 2007 and extend through maturity in 2008;

•	we have made affirmative financial covenants that we will breach if our financial results do not meet our expectations; and

•	we have agreed to certain negative covenants that may cause us to make choices regarding the operation of our business that we would not otherwise make.

You should be aware that our ability to repay or refinance our debt depends on our successful financial and operating performance and on our ability to implement our business strategy successfully. Our future cash flows and operating effectiveness may not be sufficient to repay our existing indebtedness and any indebtedness we may incur in the future, and we may not be successful in obtaining alternative financing. Further, our borrowings under our credit facility are secured by substantially all of our assets, and our obligations under our facility are guaranteed by our subsidiaries. In the event that we are unable to repay our debts, we may be forced to reduce or delay the completion or expansion of our networks, sell some of our assets, obtain additional equity capital or refinance or restructure our debt. If we are unable to meet our debt service obligations or comply with our covenants, we would be in default under our existing debt agreements, which would accelerate the repayment of our indebtedness. Our failure to achieve certain financial results would also violate certain covenants, potentially accelerating the outstanding balance of our debt for immediate payment. To avoid a default, we may need waivers from third parties, which might not be granted.

Legislation and government regulation could adversely affect us.

We are subject to federal, state and local regulations that affect our services, competition, the taxation of our services and other aspects of our operations. The regulation of the communications industry is changing rapidly and varies from state to state. Changes in the regulatory environment could affect our operating results by increasing competition, decreasing revenue, increasing costs or impairing our ability to offer services. Certain communications services are subject to significant regulation at the federal and state level. The Federal Communications Commission, or FCC, regulates communications carriers providing intrastate, interstate and international common carrier services. State public utility commissions exercise jurisdiction over intrastate communications services. The FCC and state public utility commissions do not regulate most enhanced services, which involve more than the pure transmission of customer provided information. Our subsidiary, Local Fiber, LLC, is regulated as a common carrier by virtue of its provision of communications services directly to the public for a fee. As a common carrier, Local Fiber, LLC is subject to extensive federal, state and local communications regulation, which includes the payment of all applicable regulatory assessments.

Many of our competitors and customers, especially ILECs, are subject to federal and state regulations. These regulations change from time to time in ways that are difficult for us to predict. Although we believe the services we provide today, other than those provided by Local Fiber, LLC, are not subject to regulation imposed on other telecommunications services by the FCC or the state public utility commissions, changes in regulation or new legislation may impose regulation on our non-regulated services.

As an access provider, we may incur liability for information disseminated through our networks. The law relating to the liability of access providers and on-line services companies for information carried on or disseminated through their networks is unsettled. Although we have not been sued for information carried on our networks, it is possible that we could be. Federal and state statutes have been directed at imposing liability on Internet service providers for aspects of content carried on their networks. There may be new legislation and court decisions that may affect our services and expose us to potential liability.

As the law in this area develops, the potential imposition of liability for information carried on and disseminated through our networks could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain products or services offerings. Any significant costs that we incur as a result of such measures or the imposition of liability could have a material adverse effect on our business, including our operating expenses and our liquidity.

Our principal stockholders, directors and executive officers currently control a significant percentage of the voting rights of our stock, and this may limit your ability to affect the outcome of any stockholder vote or exercise any influence over our business.

The concentration of ownership of our common stock may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, or tender offer that could involve a premium over the price of our common stock. Currently, our executive officers, directors and greater-than-five-percent stockholders and their affiliates, in the aggregate, beneficially own approximately 38% of our outstanding common stock. These stockholders, if they vote together, are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions and matters.

Anti-takeover provisions could prevent or delay a change of control that stockholders may consider favorable.

Provisions in our certificate of incorporation, our bylaws and Delaware law could delay or prevent a change of control or change in management that would provide stockholders with a premium to the market price of their common stock. The authorization of undesignated preferred stock, for example, gives our board the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company. If a change of control or change in management is delayed or prevented, this premium may not be realized, or the market price of our common stock could decline.

Holders of our common stock will not receive a return on their shares until they sell them because we do not plan to pay cash dividends on our shares.

We have neither declared nor paid any dividends on our common stock and do not anticipate paying cash dividends in the future. We currently intend to retain any earnings to fund operations and future growth. Furthermore, our credit facility currently prohibits, and the terms of any future debt agreements or preferred stock will likely restrict, the payment of cash dividends on our common stock.

Our stock price is likely to be highly volatile.

The trading price of our common stock is highly volatile. Failure to meet market expectations because of quarterly fluctuations in our financial results could cause our stock price to decline. Moreover, factors that are not related to our operating performance could cause our stock price to decline. The stock market has periodically experienced significant price and volume fluctuations that have affected the market prices for securities of technology and communications companies. Consequently, you may experience a decrease in the market value of your common stock, regardless of our operating performance or prospects.

We could issue a substantial number of additional shares of common stock, which could adversely affect the trading price of our common stock.

We have approximately 1.5 million shares of common stock subject to issuance upon exercise of outstanding stock options and warrants. We cannot predict the effect, if any, that future sales of shares of common stock, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options or warrants), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

NOTE CONCERNING FORWARD LOOKING STATEMENTS

We make forward-looking statements in this prospectus and the documents we incorporate by reference. Sometimes these statements contain words such as “anticipates,” “plans,” “intends,” “expects” and similar expressions to identify forward-looking statements. These statements are not guarantees of our future performance. Our business involves known and unknown risks, uncertainties and other factors (including, without limitation, those discussed above under “Risk Factors”) which may cause our actual results, performance or achievements to be materially different from what we say in this prospectus and in the documents we incorporate by reference. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We will not revise these forward-looking statements to reflect events or circumstances after the date they were first made or to reflect the occurrence of unanticipated events.

INCORPORATION OF INFORMATION BY REFERENCE

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations contained in this prospectus. We have not authorized anyone to provide information other than that provided in this prospectus. We have not authorized anyone to provide you with any information that is different. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document (or such other date as of which such information is purported to be given).

We incorporate into this prospectus information contained in documents which we file with the Securities and Exchange Commission. We are disclosing important information to you by referring you to those documents. The information that we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	annual report on Form 10-K for the year ended December 31, 2005, filed on March 30, 2006

•	the description of our common stock contained in our registration statement on Form S-1 filed on January 18, 2001

You may obtain a free copy of any or all of the information incorporated by reference by writing or calling us. Please direct your request to:

•	Michael S. Hubner, Esq.
Vice President-General Counsel
FiberNet Telecom Group, Inc.
570 Lexington Avenue
New York, New York 10022
Telephone (212) 405-6200
Fax (212) 421-8860

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, registration statements and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 159D, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov. You can find information about FiberNet on our website at http://www.ftgx.com. Information found on our website is not part of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. All proceeds from the resale of such shares will go to the selling stockholders. We may receive proceeds from the exercise of the warrants held by the selling stockholders, although there can be no assurance that the selling stockholders will actually exercise their warrants. See “Selling Stockholders” and “Plan of Distribution” below.

SELLING STOCKHOLDERS

This prospectus covers offers and sales of the following shares of common stock:

•	1,050,000 shares issued in a private placement to certain investors at a price of $2.10 per share pursuant to a Common Stock Purchase Agreement dated as of March 22, 2006.

•	315,001 shares underlying three and one-half year warrants issued to the investors in connection with the transaction described immediately above. The exercise price of these warrants is $2.64 per share.

•	280,000 shares underlying three and one-half year warrants issued to our lenders pursuant to a Warrant Agreement in connection with the Twentieth Amendment to our Credit Agreement. The exercise price of these warrants is $2.64 per share.

•	100,000 shares underlying three and one-half year warrants issued to the placement agent for its fees in connection with the private placement described above.

The following table provides information on the selling stockholders, their current beneficial ownership of our securities, the number of shares offered for each stockholder’s account, and the amount and percentage of their beneficial ownership after this offering, assuming they sell all of the offered shares. “Beneficial ownership” here means direct or indirect voting or investment power over outstanding stock and stock which a person has the right to acquire now or within 60 days after the date of this prospectus. The table also includes stock issuable on exercise of the warrants described above, although such warrants are not exercisable until September 30, 2006.

The information in the table was provided by the selling stockholders, reports furnished to us under rules of the SEC and our stock ownership records, as of the date of this prospectus. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates. The calculation of the percentage of common stock beneficially owned after the offering is based on 6,305,849 shares outstanding as of April 13, 2006.

Name of Selling Stockholder	Shares Beneficially Owned Before the Offering	Shares Offered	Shares Beneficially Owned After the Offering	% of Common Stock Beneficially Owned After the Offering
Chestnut Ridge Partners, LP	247,619	247,619	—	*
Joseph Tuchman	65,000	65,000	—	*
Kamran Hakim (1)	615,800	325,000	290,800	4.6%
Nite Capital LP	77,381	77,381	—	*
RHP Master Fund, Ltd. (2)	327,841	309,524	18,317	*
Stern Family Partners LP	30,953	30,953	—	*
Whalehaven Capital Fund Limited (3)	311,684	309,524	2,160	*
Deutsche Bank AG New York Branch (4)	678,128	137,907	540,221	8.6%
Wachovia Investment Holdings, LLC (5)	102,895	102,895	—	*
IBM Credit LLC (6)	226,433	39,198	187,235	3.0%
Hilary Bergman (7)	5,000	5,000	—	*
Brad Reifler (8)	5,000	5,000	—	*
Dan Ly (9)	5,000	5,000	—	*
Daniel Schneiderman (10)	5,000	5,000	—	*
Michael Abrams (11)	5,000	5,000	—	*
Matthew Balk (12)	24,213	15,000	9,213	*
Jason Adelman, Esq. (13)	61,358	60,000	1,358	*

*	Less than one percent.
(1)	Kamran Hakim has a 66.66% ownership interest in gateway.realty.new jersey.llc, which owns 290,800 shares of the company. The other two owners of gateway.realty.new jersey.llc are Oskar Brecher and Adam Brodsky. Messrs. Brecher and Brodsky currently serve on our board of directors.

(2)	RHP Master Fund Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s securities owned by RHP Master Fund, Ltd.
(3)	Beneficial ownership of the securities is held by Michael Finkelstein and Bhavesh Singh.
(4)	Deutsche Bank AG New York Branch is currently a lender under the Company’s senior secured credit facility.
(5)	Wachovia Investment Holdings, LLC is currently a lender under the Company’s senior secured credit facility.
(6)	IBM Credit LLC is currently a lender under the Company’s senior secured credit facility.
(7)	Hilary Bergman is the Chief Operating Officer of Pali Capital, Inc., a New York City-based registered broker-dealer. Burnham Hill Partners, which was the placement agent for the private placement completed on March 22, 2006, is a division of Pali Capital Inc.
(8)	Brad Reifler is a founding partner and the Chief Executive Officer of Pali Capital, Inc., a New York City-based registered broker-dealer. Burnham Hill Partners, which was the placement agent for the private placement completed on March 22, 2006, is a division of Pali Capital Inc.
(9)	Dan Ly is a Vice President of Burnham Hill Partners, which was the placement agent for the private placement completed on March 22, 2006.
(10)	Daniel Schneiderman is an Associate of Burnham Hill Partners, which was the placement agent for the private placement completed on March 22, 2006.
(11)	Michael Abrams is a Senior Vice President of Burnham Hill Partners, which was the placement agent for the private placement completed on March 22, 2006.
(12)	Matthew Balk is a Managing Director of Burnham Hill Partners, which was the placement agent for the private placement completed on March 22, 2006.
(13)	Jason Adelman, Esq. is a Managing Director of Burnham Hill Partners, which was the placement agent for the private placement completed on March 22, 2006.

PLAN OF DISTRIBUTION

We have registered the shares on behalf of the selling stockholders. For the purposes herein, the term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, corporate dividend, partnership or limited liability company distribution or other transfer. We are bearing all costs relating to the registration of the shares, other than fees and expenses, if any, of counsel or other advisors to the selling stockholders. Any commissions, discounts, or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders. The selling stockholders may offer their shares at various times in one or more of the following transactions, or in other kinds of transactions:

•	transactions on the Nasdaq Capital Market;

•	in private transactions other than through the Nasdaq Capital Market;

•	in connection with short sales of FiberNet shares;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions;

•	in standardized or over-the-counter options; or

•	in a combination of any of the above transactions.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act, if such selling stockholders meet the criteria and conform to the requirements of that rule.

The selling stockholders may sell their shares at quoted market prices, at prices based on quoted market prices, at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers may either receive discounts or commissions from the selling stockholders, or they may receive commissions from purchasers of shares for whom they acted as agents.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares may be “underwriters” within the meaning of the Securities Act. Any commissions received by broker-dealers or agents on the sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the rules and regulations of the SEC, any person engaged in the distribution or the resale of our shares may not simultaneously buy, bid for or attempt to induce any other person to buy or bid for our common stock in the open market for a period of two business days prior to the commencement of the distribution. The rules and regulations under the Securities Exchange Act of 1934 may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

LEGAL MATTERS

The legality of the shares of common stock offered in this prospectus has been passed upon by our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

1,745,001

Shares of Common Stock

[LOGO OMITTED]

FIBERNET TELECOM GROUP, INC.

The date of this prospectus is             , 2006

PROSPECTUS

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will bear all expenses, estimated at $23,000.00, incurred in connection with the registration of the shares offered in this registration statement under the Securities Act of 1933 and qualification or exemption of the registered shares under state securities laws for the named selling stockholders. The selling stockholders will pay all underwriting discounts and selling commissions applicable to the sale of registered shares.

SEC registration fees	$500.40
Blue sky fees and expenses*	$500.00
Costs of printing and engraving*	$3,000.00
Legal fees and expenses*	$10,000.00
Accounting fees and expenses*	$5,000.00
Miscellaneous*	$3,999.60

TOTAL*	$23,000.00

*	Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation provides that we shall indemnify to the fullest extent authorized by the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because such person is or was one of our directors or officers or is or was serving as an officer or director of another entity at our request, against all expense, loss or liability reasonably incurred or suffered in connection therewith.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, that is one brought by or on behalf of the corporation, indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article VII of our certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	from any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we must indemnify our directors, officers, and employees to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws would permit indemnification. We have purchased directors and officers liability insurance, which provides coverage against specified liabilities.

Our agreements with the selling stockholders pursuant to which we have filed this registration statement provide that we will indemnify each selling stockholder (including control persons, officers, directors and constituent partners of the selling stockholder), and each selling stockholder will indemnify us (including control persons, officers and directors) against certain liabilities which might arise from the registration. The indemnifications may cover liabilities arising under the Securities Act of 1933. The obligation of each selling stockholder to indemnify us or our affiliates is limited to liabilities based on written information which the selling stockholder provides to us for inclusion in the registration statement.

ITEM 16.	EXHIBITS

The following exhibits are filed with this registration statement, or incorporated by reference as noted:

No.	Description
4.1	Registration Rights Agreement, dated as of March 22, 2006, by and among the Company and the stockholders listed therein (incorporated by reference to Exhibit 4.32 to our Annual Report on Form 10-K, filed on March 30, 2006).

4.2	Form of Warrant to purchase the Company’s Common Stock at a purchase price of $2.64 per share, issued in connection with the Common Stock Purchase Agreement, dated as of March 22, 2006 (incorporated by reference to Exhibit 4.34 to our Annual Report on Form 10-K, filed on March 30, 2006).

4.3	Registration Rights Agreement, dated as of March 22, 2006, by and among the Company and the stockholders listed therein (incorporated by reference to Exhibit 4.31 to our Annual Report on Form 10-K, filed on March 30, 2006).

4.4	Form of Warrant to purchase the Company’s Common Stock at a purchase price of $2.64 per share, issued in connection with the Warrant Agreement, dated as of March 22, 2006 (incorporated by reference to Exhibit 4.35 to our Annual Report on Form 10-K, filed on March 30, 2006).

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the registrant, regarding legality.*

10.1	Common Stock Purchase Agreement, dated as of March 22, 2006, by and among the Company and certain investors listed therein (incorporated by reference to Exhibit 10.83 to our Annual Report on Form 10-K, filed on March 30, 2006).

10.2	Warrant Agreement, dated as of March 22, 2006, by and among the Company and the lenders listed therein (incorporated by reference to Exhibit 4.33 to our Annual Report on Form 10-K, filed on March 30, 2006).

23.1	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., included in Exhibit 5.1.*

23.2	Consent of Deloitte & Touche LLP.

24.1	Power of attorney, included in the signature page of this registration statement.*

*	Exhibit to be filed prior to effectiveness.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of such securities at that time to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 21, 2006.

FIBERNET TELECOM GROUP, INC.

By:	/s/ JON A. DELUCA
Jon A. DeLuca President and Chief Executive Officer

By:	/s/ CHARLES S. WIESENHART JR.
Charles S. Wiesenhart Jr. Vice President —Finance and Chief Accounting Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of FiberNet Telecom Group, Inc., severally constitute Jon A. DeLuca and Charles Wiesenhart Jr., and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all subsequent amendments to said registration statement, and generally to do all such things in our names and behalf in our capacities as officers and directors to enable FiberNet Telecom Group, Inc. to comply with all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ JON A. DELUCA Jon A. DeLuca	President, Chief Executive Officer and Director (principal executive officer)	April 21, 2006

/S/ CHARLES WIESENHART JR. Charles Wiesenhart Jr.	Vice President—Finance and Chief Accounting Officer (principal financial officer)	April 21, 2006

/S/ MICHAEL S. LISS Michael S. Liss	Chairman	April 21, 2006

/S/ RICHARD E. SAYERS Richard E. Sayers	Vice Chairman	April 21, 2006

/S/ TIMOTHY P. BRADLEY Timothy P. Bradley	Director	April 21, 2006

/S/ OSKAR BRECHER Oskar Brecher	Director	April 21, 2006

/S/ ADAM M. BRODSKY Adam M. Brodsky	Director	April 21, 2006

/S/ ROY (TREY) D. FARMER III Roy (Trey) D. Farmer III	Director	April 21, 2006

/S/ ROBERT E. LA BLANC Robert E. La Blanc	Director	April 21, 2006

/S/ CHARLES J. MAHONEY Charles J. Mahoney	Director	April 21, 2006